EXHIBIT 12.1
Equity One, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Six Months
	Ended	Year Ended December 31,
	June 30, 2007	2006	2005	2004	2003	2002
Income from Continuing Operations	$31,496	$56,852	$60,107	$49,442	$35,402	$11,800
Adjustments:
Minority interest	56	206	188	576	756	101
Equity in (income)/loss of unconsolidated joint ventures	—	(1,650)	—	—	—	—
Fixed charges	36,598	65,057	57,762	50,983	40,974	19,098
Distributed income of equity investees	—	3,308	(12)	3,119	7,654	871
Capitalized interest	(1,809)	(5,820)	(3,354)	(3,204)	(3,822)	(2,375)

Earnings, as defined	$66,341	$117,953	$114,691	$100,916	$80,964	$29,495

Fixed Charges:
Interest expense	$32,980	$54,458	$47,795	$41,486	$32,666	$16,101
Capitalized interest	1,809	5,820	3,354	3,204	3,822	2,375
Amortization of debt premiums/discounts	997	3,289	5,159	4,958	3,584	—
Amortization of loan fees	812	1,490	1,454	1,335	902	622

Fixed Charges	$36,598	$65,057	$57,762	$50,983	$40,974	$19,098

Ratio of earnings to fixed charges	1.81	1.81	1.99	1.98	1.98	1.54